                                       Filed by Weatherford International, Ltd.
                                                               Pursuant to Rule
                                                                  425 under the
                                                         Securities Act of 1933
                                                               and deemed filed
                                                               pursuant to Rule
                                                                  14a-12 of the
                                                Securities Exchange Act of 1934

                                Subject Company: Weatherford International Inc.
                                                 Commission File No.: 001-13086


[WEATHERFORD LOGO]                                                  NEWS RELEASE


                  WEATHERFORD ANNOUNCES CORPORATE RESTRUCTURING
     PROPOSED STRUCTURE TO ENHANCE INTERNATIONAL GROWTH AND COMPETITIVENESS

HOUSTON, April 5, 2002 -- Weatherford International, Inc. (NYSE: WFT) today announced that its Board of Directors has approved a corporate restructuring plan to change the company's place of incorporation from Delaware to Bermuda. This approval results from the Board's previous February 9, 2002 decision to finalize an analysis of the strategic importance of a corporate restructuring to Weatherford. The restructuring plan was approved to allow Weatherford to remain a viable global competitor, maintain its independence and resist the recent trend of acquisitions of United States companies by international competitors. Under the plan, Weatherford International Ltd., a newly formed Bermuda company, will become the parent holding company of Weatherford International, Inc. The restructuring is subject to the approval of the holders of a majority of Weatherford's outstanding shares of common stock.

Houston-based Weatherford International, Inc. is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling, completion and production sectors of the oil and gas industry. Weatherford operates in over 100 countries and employs approximately 15,000 people worldwide. Approximately 6,000 are employed in the United States, a total which has increased substantially during the last three years. Of the total United States employment, 2,700 are employed in Texas and 1,700 in the Houston area.

"International operations currently represent nearly 60 percent of our total business and, in the future, we believe that the international markets will account for an even greater percentage of our total revenues and demand for our products and services," said Bernard J. Duroc-Danner, Weatherford's Chairman, Chief Executive Officer and President. "The plan of restructuring, which has been in consideration since the fourth quarter of 2001, is a critical element in our strategy to expand our international activities and to solidify our customers' perception of Weatherford as a multinational company. The restructuring plan is expected to allow

Weatherford to compete more effectively worldwide, maintain our independence and keep our headquarters based in the United States. It should result in greater operational flexibility, increased competitiveness regarding domestic and international acquisition opportunities, improvement of our global tax position and cash management and increased cash flow to invest for future earnings growth. Further, the plan of restructuring should have no major negative impact on Weatherford's day-to-day operations or our employees, suppliers and customers. In fact, we anticipate the plan will increase our international competitiveness and we expect to maintain and grow our employee presence in the United States."

Upon completion of the plan of restructuring, which is expected to be by the end of the second quarter of 2002, each share of Weatherford International, Inc. common stock will automatically convert into the right to receive one common share of Weatherford International Ltd. The new shares will have substantially the same attributes as a share of Weatherford International, Inc. common stock, with material differences to be described in more detail in the final proxy statement/prospectus discussed below. Weatherford International Ltd.'s common shares will be listed and traded on the New York Stock Exchange under the symbol "WFT", the same symbol under which our common stock currently trades.

Generally, for United States federal income tax purposes, Weatherford's stockholders who are United States persons will recognize gain, if any, and thus will be subject to United States tax on that gain, but will not be able to recognize any loss, on the exchange of shares of Weatherford International, Inc. common stock for Weatherford International Ltd. common shares. If a gain is recognized, shareholders will have a new tax basis and a new holding period will begin on the day after the restructuring.

A special meeting of stockholders of Weatherford International, Inc. will be called shortly to vote on the proposed restructuring. Notice of the special meeting and a proxy statement/prospectus describing the restructuring will be mailed to Weatherford's stockholders on the record date selected by the Board of Directors. A registration statement on Form S-4 for Weatherford International Ltd., containing the proposed proxy statement/prospectus, has been filed with the Securities and Exchange Commission and is available for free at the SEC's website, www.sec.gov. When finalized, these documents will be available at no charge at the SEC's website and at Weatherford International, Inc.'s website, www.weatherford.com.

This announcement does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. AS SOON AS THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS ARE FINALIZED, INVESTORS SHOULD READ THESE DOCUMENTS BEFORE MAKING A DECISION CONCERNING THE PROPOSED RESTRUCTURING. These documents will contain important information that investors should consider.

Weatherford International, Inc., and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Weatherford stockholders in favor of the restructuring. Information about the executive officers and directors of Weatherford and their ownership of Weatherford common stock will be set forth in the proxy statement for Weatherford's 2002 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or about April 30, 2002. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Weatherford and its executive officers and directors in the restructuring by reading the proxy statement/prospectus regarding the restructuring once it is finalized.

                                    # # #

Contact:    Don Galletly      (713) 693-4148
            Lisa Rodriguez    (713) 693-4746

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, Weatherford's prospects for its operations and the successful completion of the plan of restructuring, all of which are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in Weatherford International, Inc.'s reports and registration statements filed with the SEC, include the impact of oil and natural gas prices and worldwide economic conditions on drilling activity, the demand for and pricing of Weatherford's products and services, domestic and international economic and regulatory conditions and changes in tax and other laws affecting the proposed restructuring and our business. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.